Filed pursuant to Rule 424(b)(5)

Registration No. 333-267919

AMENDMENT NO. 1 DATED AUGUST 16, 2023

TO PROSPECTUS SUPPLEMENT DATED JULY 28, 2023

(To prospectus dated November 15, 2022)

Boqii Holding Limited

Up to $7,035,000 of American Depositary Shares

This amendment no. 1 to prospectus supplement amends our prospectus supplement dated July 28, 2023. This amendment should be read in conjunction with the prospectus supplement and the prospectus dated November 15, 2022 (File No. 333-267919) and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the prospectus supplement or the prospectus. This amendment is not complete without, and may only be delivered or utilized in connection with, the prospectus supplement and the prospectus, and any future amendments or supplements thereto.

We have entered into a securities purchase agreement, dated July 28, 2023, with VG Master Fund SPC (“VG”), as amended by an amendment to the securities purchase agreement dated August 16, 2023 (the securities purchase agreement, as amended, the “Purchase Agreement”), pursuant to which we may sell to VG, from time to time , (i) up to $7,000,000 of our American depository shares (the “ADSs”, each ADS representing 4.5 Class A ordinary shares, par value $0.001 per share, of the Company (the “Purchase Shares”) and (ii) up to $35,000 of our ADSs being issued to VG as commitment shares (the “Commitment Shares”).

Upon delivery of a purchase notice, and subject to our instructions in that notice and the terms and conditions of the Purchase Agreement generally, VG may sell our ADSs by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including (A) in privately negotiated transactions with our prior written consent; (B) as block transactions; or (C) by any other method permitted by law deemed to be an “at the market offering,” including sales made directly on the NYSE or sales made into any other existing trading market for our ADSs. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

During the 12 calendar months prior to, and including, the date of this amendment to the prospectus supplement, we have not sold any securities pursuant to General Instruction I.B.5 of Form F-3.

Investing in our securities involves risks. Before buying any securities, you should carefully consider the risks that we have described in “Supplemental Risk Factors” beginning on page 2 of this amendment to the prospectus supplement and page S-17 of the prospectus supplement, as well as those described in our filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this amendment to the prospectus supplement, the prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this amendment to the prospectus supplement is August 16, 2023

i

The Offering

Securities offered by us .	Up to $7,000,000 of ADSs we may issue and sell to VG from time to time over the next 12 months, at our sole discretion, in accordance with the Purchase Agreement, and an additional $35,000 of ADSs, subject to certain adjustments (See “VG Transaction—General” in this prospectus supplement), to be issued to VG as consideration for its commitment to purchase ADSs under the Purchase Agreement (the “Commitment Shares”). We will not receive any cash proceeds from the issuance of these Commitment Shares.

ADSs outstanding immediately prior
to this offering	15,717,663 ADSs.

ADSs to be outstanding after this offering is completed	21,693,854 ADSs, assuming sale of 5,952,381 ADSs (based on $7,000,000 of ADSs at an assumed offering price of $1.18 per ADS, which is 80% of $1.47, the last reported sale price of our ADSs on the NYSE on July 27, 2023), and assuming an issuance of additional 23,810 ADSs, subject to certain adjustments (See “VG Transaction— General” in this prospectus supplement) as Commitment Shares (based on $35,000 of ADSs at the $1.47 price per ADS, which is the closing price of our ADSs on the NYSE on July 27, 2023, the business day prior to the execution of the Purchase Agreement). The actual total number of ADSs issued will vary depending on the sales prices under this offering and certain adjustments under the Purchase Agreement.

Use of proceeds	We intend to use the net proceeds of this offering for general corporate and working capital purposes. See “Use of Proceeds” on page S-3 of the prospectus supplement.

Market for the ADSs	Our ADSs are traded on the NYSE under the symbol “BQ.”

Risk factors	See “Supplemental Risk Factors” beginning on page 2 of this amendment to the prospectus supplement and page S-17 of the prospectus supplement and “Risk Factors” beginning on page 34 of the prospectus and in the documents incorporated by reference herein (including “Risk Factors” in our most recent Annual Report on Form 20-F) and under similar headings in the other documents that are incorporated by reference herein, as well as the other information included in or incorporated by reference in this amendment to the prospectus supplement, the prospectus supplement and the prospectus for a discussion of the risks you should carefully consider before deciding to invest in our securities.

Supplemental Risk Factors

Investing in our securities involves a high degree of risk. Before investing in our securities, you should carefully consider the risks described below, together with all of the other information contained in this amendment to the prospectus supplement, the prospectus supplement and the prospectus and incorporated by reference herein and therein, including from our most recent Annual Report on Form 20-F and subsequent filings. Some of these factors relate principally to our business and the industry in which we operate. Other factors relate principally to your investment in our securities. The risks and uncertainties described therein and below are not the only risks facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business and operations. If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In such case, you may lose all or part of your investment.

Risks Related to this Offering

The sale or issuance of our ADSs to VG may cause dilution and the sale of the ADSs acquired by VG, or the perception that such sales may occur, could cause the price of our ADSs to fall.

Pursuant to the Purchase Agreement, VG has committed to purchase up to $7,000,000 of our ADSs. As a fee for VG’s commitment to purchase ADSs under the Purchase Agreement, (i) after the closing of the purchase and sale of the ADSs pursuant to the first purchase notice provided by us pursuant to the Purchase Agreement, we will be issuing $8,750 of ADSs to VG; and (ii) after the receipt by us of aggregate gross proceeds of at least $4,000,000, we will be issuing $26,250 of ADSs to VG (provided, however, in the event that the aggregate gross proceeds received by us under the Purchase Agreement are less than $4,000,000, the number of Commitment Shares issuable to VG shall be adjusted proportionately based on the ratio the aggregate gross proceeds received by us bears to the amount of the Commitment Shares). The remaining ADSs that may be issued under the Purchase Agreement may be sold by us to VG at our discretion from time to time over a one-year period commencing after the satisfaction of certain conditions set forth in the Purchase Agreement. The purchase price for the ADSs that we may sell to VG under the Purchase Agreement will fluctuate based on the price of our ADSs. Depending on market liquidity at the time, sales of such shares may cause the trading price of our ADSs to fall.

We generally have the right to control the timing and amount of any future sales of our ADSs to VG. Additional sales of our ADSs, if any, to VG will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to VG all, some or none of the additional ADSs that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell ADSs to VG, after VG has acquired the ADSs, VG may resell all, some or none of those ADSs at any time or from time to time in its discretion. Therefore, sales to VG by us could result in substantial dilution to the interests of other holders of our ADSs.

Additionally, the sale of a substantial number of ADSs to VG, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We may require additional financing to sustain our operations, and the terms of such subsequent financings may adversely impact our shareholders.

The extent to which we rely on VG as a source of funding will depend on a number of factors including the prevailing market price of our ADSs and the extent to which we are able to secure working capital from other sources. If funding from VG were to prove unavailable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we sell all of the $7,000,000 of our ADSs to VG under the Purchase Agreement, we may still need additional capital to finance our future working capital needs, and we may have to raise funds through the issuance of equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our ADSs could be reduced. A financing could involve one or more types of securities including, but not limited to, ADSs, convertible debt or warrants to acquire ADSs. These securities could be issued at or below the then prevailing market price for our ADSs. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our ADSs, the market price of our ADSs could be negatively impacted. Should the financing we require to sustain our clinical development and working capital needs be unavailable or prohibitively expensive when we require it, the consequences of our inability to obtain such financing could be a material adverse effect on our business, operating results, financial condition, and prospects.

Use of Proceeds

We may receive up to $7,000,000 in aggregate gross proceeds from any sales we make to VG pursuant to the Purchase Agreement, after the date of this amendment to the prospectus supplement. We may sell fewer than all of the ADSs offered by this amendment to the prospectus and the prospectus supplement, in which case our offering proceeds will be less. Because we are not obligated to sell any ADSs under the Purchase Agreement, other than the Commitment Shares (from which we will receive no proceeds), the actual total offering amount and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will receive any proceeds under or fully utilize the Purchase Agreement. See “Plan of Distribution” elsewhere in the prospectus supplement for more information.

We intend to use the net proceeds from the sale of the ADSs offered by us hereunder, if any, for general corporate purposes, including research and development expenses and working capital. We do not currently have specific plans or commitments with respect to the net proceeds from this offering and, accordingly, we are unable to quantify the allocations of such proceeds among the various potential uses. The amounts and timing of our actual expenditures will depend on numerous factors, such as our business development in the pet products and service and expenses related to optimizing our technology on big data analytics, and any unforeseen cash needs and other factors described under “Supplemental Risk Factors” in this amendment to the prospectus supplement and the prospectus supplement, the “Risk Factors” in the prospectus, and the documents incorporated by reference herein and therein, as well as the amount of cash used in our operations. We will have broad discretion in the way we use the net proceeds of this offering.

Dilution

The sale of our ADSs to VG pursuant to the Purchase Agreement may have a dilutive impact on our shareholders. In addition, the lower our ADS price is at the time we exercise our right to sell shares to VG, the more ADSs we will have to issue to VG pursuant to the Purchase Agreement and our existing shareholders will experience greater dilution.

Our net tangible book value as of March 31, 2023 was approximately $29.44 million, or $0.43 per ordinary share and $1.93 per ADSs. Net tangible book value per ordinary share as of March 31, 2023 is equal to our total tangible assets minus total liabilities, all divided by the number of ordinary shares outstanding as of March 31, 2023. There were 68,800,820 ordinary shares, including Class A ordinary shares in the form of ADSs, outstanding as of March 31, 2023 (based on the 70,729,482 ordinary shares outstanding as of March 31, 2023, excluding 1,928,662 Class A ordinary shares held by the depositary bank underlying the options granted but not yet exercised under the Company’s Amended and Restated 2018 Global Share Plan).

After giving effect to the assumed sale by us of 5,952,381 ADSs to VG pursuant to the Purchase Agreement at an assumed offering price of $1.18 per ADSs, which is 80% of $1.47, the last reported sale price of our ADSs on the NYSE on July 27, 2023, and the issuance of 23,810 ADSs to VG as Commitment Shares at the price of $1.47 per ADSs, the last reported sale price of our ADSs on the NYSE on July 27, 2023, the business day preceding the execution of the Purchase Agreement (assuming no adjustment as detailed under “VG Transaction — General” in this prospectus supplement), and after deducting estimated aggregate offering expenses payable by us and the fair value of Commitment Shares, our as adjusted net tangible book value as of March 31, 2023 would have been $36.44 million, or $0.38 per ordinary share and $1.71 per ADS. This represents an immediate decrease in net tangible book value of $0.05 per ordinary share and $0.21 per ADS to the existing shareholders and an immediate increase in net tangible book value of $0.12 per ordinary share and $0.54 per ADS to VG.

The following table illustrates this calculation on a per ADS basis. The as adjusted information is illustrative only and will adjust based on the actual price at which ADSs in this offering are sold and therefore, could result in an increase or decrease in net tangible book value per ordinary share and per ADS as a result of this offering.

Assumed public offering price per ADS	$1.18
Net tangible book value per ADS as of March 31, 2023	$1.93
Decrease in net tangible book value per ADS attributable to our existing shareholders	$0.21
As adjusted net tangible book value per ADS as of March 31, 2023, after giving effect to this offering	$1.71
Increase in net tangible book value per ADS to VG	$0.54

The above discussion is based on 68,800,820 ordinary shares, including Class A ordinary shares in the form of ADSs, outstanding as of March 31, 2023 (based on the 70,729,482 ordinary shares outstanding as of March 31, 2023, excluding 1,928,662 Class A ordinary shares held by the depositary bank underlying the options granted but not yet exercised under the Company’s Amended and Restated 2018 Global Share Plan).

VG Transaction

General

On August 16, 2023, we entered into an amendment to our existing securities purchase agreement with VG. Pursuant to the terms of the Purchase Agreement, VG has agreed to purchase from us up to $7,000,000 of our ADSs (subject to certain limitations) from time to time during the term of the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, we have filed with the SEC this amendment to the prospectus supplement and the prospectus supplement regarding the sale under the Securities Act of the ADSs issuable to VG under the Purchase Agreement. The Purchase Agreement has been filed as exhibits to Reports of Foreign Issuers on Form 6-K filed with the SEC on July 28, 2023 and August 16, 2023 and is being incorporated by reference into this amendment to the prospectus supplement and the prospectus supplement.

Pursuant to the terms of the Purchase Agreement, as consideration for VG’s commitment to purchase ADSs, we will be issuing an aggregate of $35,000 of ADSs to VG pursuant to the schedule under the Purchase Agreement, in which (i) $8,750 of the Commitment Shares shall be issued after the closing of the purchase and sale of the shares pursuant to the first Purchase Notice; and (ii) $26,250 of ADSs shall be issued after the receipt by us of aggregate gross proceeds of at least $4,000,000; provided, however, in the event that the aggregate gross proceeds received by us under the Purchase Agreement are less than $4,000,000, the number of Commitment Shares issuable to VG shall be adjusted proportionately based on the ratio the aggregate gross proceeds received by us bears to the amount of the Commitment Shares.

We may, from time to time, and at our sole discretion, direct VG to purchase ADSs upon the satisfaction of certain conditions set forth in the Purchase Agreement, at a purchase price per ADS based on the market price of our ADSs at the time of sale as computed under the Purchase Agreement. VG may not assign or transfer its rights and obligations under the Purchase Agreement.

Purchases of ADSs under the Purchase Agreement

Under the Purchase Agreement, at any time and from time to time during the period commencing on the date of the execution of the Purchase Agreement and ending on the earlier of (i) the date on which VG has cumulatively purchased a number of Purchase Notice Shares equal to the Commitment Amount or (ii) July 28, 2024, we may direct VG, by written notices (the “Purchase Notices”), to purchase ADSs on such business days (or the purchase dates), provided that the number of ADSs to be purchased on such purchase date pursuant to each Purchase Notice shall not exceed, subject to increase by VG, the lesser of (i) 200% of the median daily trading volume of the Company’s ADSs over the most recent five (5) business days prior to the respective Purchase Notice date, as reported by Bloomberg, L.P. or (ii) $1,000,000 divided by the highest closing price of the ADSs over the most recent five business days including the respective Purchase Notice date. VG may waive such limit at any time to purchase additional shares under a Purchase Notice. The foregoing ADS amounts and per ADS prices will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring after the date of the Purchase Agreement.

The purchase price for ADS for each purchase will be equal to eighty percent (80%) of the lowest daily closing price of our ADSs as reported on NYSE (as adjusted for any reorganization, recapitalization, non-cash dividend, share subdivision, share consolidation or other similar transaction) during the five business days beginning on and including the date that VG receives our written Purchase Notice.

Upon delivery of a Purchase Notice, and subject to our instructions in that notice and the terms and conditions of the Purchase Agreement generally, VG may sell our ADSs by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act, including (A) in privately negotiated transactions with our prior written consent; (B) as block transactions; or (C) by any other method permitted by law deemed to be an “at the market offering,” including sales made directly on the NYSE or sales made into any other existing trading market for our ADSs. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

Our Termination Rights

We have the unconditional right, at any time, for any reason by giving written notice to VG to terminate the Purchase Agreement.

No Short-Selling or Hedging by VG

VG has agreed that neither it nor any of its agents, representatives or affiliates shall engage in or effect any direct or indirect short-selling or hedging of our ADSs during any time prior to the termination of the Purchase Agreement.

Effect of Performance of the Purchase Agreement on our Shareholders

All ADSs registered in this offering that have been or may be issued or sold by us to VG under the Purchase Agreement are expected to be freely tradable. ADSs registered in this offering may be sold over a period of up to 12 months commencing on the date of the prospectus supplement. The sale by VG of a significant number of ADSs registered in this offering at any given time could cause the market price of our ADSs to decline and to be highly volatile. Sales of our ADSs to VG, if any, will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to VG all, some or none of the additional ADSs that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell ADSs to VG, after VG has acquired the ADSs, VG may resell all, some or none of those ADSs at any time or from time to time in its discretion. Therefore, sales to VG by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our ADSs. In addition, if we sell a substantial number of ADSs to VG under the Purchase Agreement, or if investors expect that we will do so, the actual sales of ADSs or the mere existence of our arrangement with VG may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any additional sales of our ADSs to VG and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

Pursuant to the terms of the Purchase Agreement, we have the right, but not the obligation, to direct VG to purchase up to $7,000,000 of our ADSs, exclusive of the $35,000 of Commitment Shares to be issued to VG as consideration for its commitment to purchase ADSs under the Purchase Agreement.

The following table sets forth the number of ADSs we would issue to VG under the Purchase Agreement, at varying purchase prices:

Assumed Average Purchase Price(3)		Number of Registered ADSs to be Issued if Full Purchase(1)	Percentage of Outstanding ADSs After Giving Effect to the Issuance to VG(2)	Gross Proceeds to Us from the Sale of ADSs to VG Under the Purchase Agreement(2)
$1		7,023,810	30.9%	$7,000,000
$1.18	(4)	5,976,191	27.5%	$7,000,000
$2		3,523,810	18.3%	$7,000,000
$3		2,357,143	13.0%	$7,000,000
$4		1,773,810	10.1%	$7,000,000
$5		1,423,810	8.3%	$7,000,000

(1)	Includes the total number of Purchase Shares which we would have sold under the Purchase Agreement at the corresponding assumed average purchase price set forth in the first column, up to the aggregate purchase price of $7,000,000, and includes the 23,810 ADSs of the Commitment Shares based on the price of $1.47 (the closing sale price of our ADSs on The NYSE on July 27, 2023) with no proceeds.

(2)	The denominator is based on 15,717,663 ADSs outstanding as of July 27, 2023. The numerator is based on the total number of ADSs issuable under the Purchase Agreement (that are the subject of this offering) at the corresponding assumed average purchase price set forth in the first column, which excludes the issuance of the Commitment Shares.

(3)	The purchase price will be equal to 80% of the lowest daily closing price of our ADSs as reported on NYSE during the five business days beginning on and including the date that VG receives our written Purchase Notice (See “VG Transaction— Purchases of ADSs under the Purchase Agreement” in this prospectus supplement).

(4)	80% of the closing sale price of our ADSs on The NYSE on July 27, 2023.

Plan of Distribution

Pursuant to this amendment to the prospectus supplement, the prospectus supplement and the prospectus, we are offering up to $7,035,000 in ADSs, including $35,000 of ADSs to be issued to VG as Commitment Shares (assuming no adjustment as detailed under “VG Transaction — General” in this amendment to the prospectus supplement) pursuant to the Purchase Agreement. This amendment to the prospectus supplement, the prospectus supplement and the prospectus also cover the resale of these ADSs by VG to the public.

We may, from time to time, and at our sole discretion, direct VG to purchase ADSs on such business day (or the purchase date), the number of ADSs to be purchased on such purchase date pursuant to each Purchase Notice shall not exceed, subject to increase by VG, the lesser of (i) 200% of the median daily trading volume of the Company’s ADSs over the most recent five (5) business days prior to the respective Purchase Notice date, as reported by Bloomberg, L.P. or (ii) $1,000,000 divided by the highest closing price of the ADSs over the most recent five business days including the respective Purchase Notice date. We may direct VG to purchase ADSs as often as every business day. The purchase price for ADS for each purchase will be equal to eighty percent (80%) of the lowest daily closing price of our ADSs as reported on NYSE (as adjusted for any reorganization, recapitalization, non-cash dividend, share subdivision, share consolidation or other similar transaction) during the five business days beginning on and including the date that VG receives our written Purchase Notice.

Upon delivery of a Purchase Notice, and subject to our instructions in that notice and the terms and conditions of the Purchase Agreement generally, VG may sell our ADSs by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act, including (A) in privately negotiated transactions with our prior written consent; (B) as block transactions; or (C) by any other method permitted by law deemed to be an “at the market offering,” including sales made directly on the NYSE or sales made into any other existing trading market for our ADSs. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

See “VG Transaction — Purchases of ADSs under the Purchase Agreement” in this amendment to the prospectus supplement. VG is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the ADSs covered by this amendment to the prospectus and the prospectus supplement to VG. We have also agreed to reimburse VG for certain expenses in connection with this offering. Each of us and VG has agreed to indemnify each other and certain other persons against certain liabilities in connection with the Purchase Agreement or relating to (i) any misrepresentation, breach of warranty or nonfulfillment of or failure to perform any covenant or agreement contained in the Purchase Agreement, (ii) any untrue statement or alleged untrue statement of a material fact contained in the registration statement or any post-effective amendment thereof or prospectus or prospectus supplement, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus or contained in the final prospectus (as amended or supplemented, if filed with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading.

VG has represented to us that at no time prior to the Purchase Agreement has VG or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our ADSs or any hedging transaction, which establishes a net short position with respect to our ADSs. VG agreed that during the term of the Purchase Agreement, it, its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised VG that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes VG, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus supplement.

This offering will automatically terminate on the earlier of (i) the date on which VG shall have purchased a number of shares pursuant to the Purchase Agreement equal to $7,000,000 or (ii) July 28, 2024. This Agreement may also be terminated by the Company at any time for any reason by giving written notice to the Investor.

Our ADSs are listed on the NYSE under the symbol “BQ”. Global Incorporation Centre Limited is our company’s transfer agent.